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                            January 31, 2022

       Rhonda Keaveney
       Chief Executive Officer and Chief Financial Officer
       NuOncology Labs, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: NuOncology Labs,
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed January 4,
2022
                                                            File No. 000-26113

       Dear Ms. Keaveney:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed January 4, 2022

       Business, page 1

   1. You disclose that "[a]s Custodian, the duties were to conduct daily business, hold shareholder meetings,
appoint officers and directors, reinstate the company with the
                                                        Nevada Secretary of
State." Please clarify your reference to the Nevada Secretary of State as previously you
stated that the company was incorporated in the State of Florida or revise your disclosure
as appropriate.
   2. We note your disclosure that the "custodianship termination is pending." We also note that Exhibit 10.1 to
your filing may indicate that the custodianship was terminated in
                                                        December 2021. Please
advise if that is the case and update your disclosure as
                                                        appropriate.
   3. Please describe in greater detail how the company plans to search for a merger and how
 Rhonda Keaveney
NuOncology Labs, Inc.
January 31, 2022
Page 2
         long the company would continue without a merger partner.
Risk Factors, page 5

4. We note your disclosure that you are a blank check company under Rule 419 of the
         Securities Act of 1933. Please add risk factor disclosure to address that, in the event you offer securities pursuant to a registration statement under the Securities Act, such offering will be subject to the provisions of Rule 419, including but not limited to the requirements that proceeds of such offerings be deposited in escrow pending completion of an acquisition. Please also address the need to comply with Rule 419 in connection with any offering of your securities, including provisions relating to the deposit of securities into escrow, the timing and conditions for release of deposited securities and funds after any acquisition (including the need to file a post- effective amendment), and the applicable unwinding procedures and timing in the event an acquisition is not consummated. Refer to sections (b)(3), (e)(2)(iv), and (e)(3)(ii) of Rule 419. In addition, expand your risk factors to address the effect of compliance with state statutes, rules, and regulations limiting the sale of securities by blank check companies. Include details regarding any other difficulties you may encounter in attempting to raise funds as a blank check company. Please also address that your requirements to comply with Rule 419 could potentially deter a target company from entering into a business transaction with your company.
5. We note your disclosure on page 13 that Ms. Keaveney is the interim CEO and control person for Prom Resources, Inc. and GSDT Fintech Group, Inc. It also appears that your promoter has interests in other blank check companies such as Nhale, Inc. and China
         Changjiang Mining & New Energy Co., Ltd. that may pursue business combinations.
          Please include a risk factor that indicates all blank check companies that your promoter has an interest in and describes all material potential conflicts of interest that may arise in determining whether your company or another company controlled by your promoter pursues a particular business combination transaction.
Our common stock is currently listed on the Expert Market on the OTC Markets platform, page 9

6. Please clarify, if true, that quotations in Expert Market securities are restricted from public viewing and that only broker-dealers and professional or sophisticated investors are permitted to view quotations in Expert Market securities. Please expand your risk factor to address that your securities could be particularly illiquid due to being listed on this market and that if you remain on the Expert Market that could impede a potential merger, acquisition, reverse merger or business combination pursuant to which the company could
FirstName LastNameRhonda Keaveney
       become an operating company. In addition, in an appropriate location in your filing,
Comapany    NameNuOncology
       please indicate the stepsLabs,    Inc.will need to take in order to get
listed on an exchange or
                                   that you
Januaryquoted  on aPage
         31, 2022   different
                         2     tier of the OTC Markets and where you are in
such efforts.
FirstName LastName
 Rhonda Keaveney
FirstName  LastNameRhonda Keaveney
NuOncology   Labs, Inc.
Comapany
January 31,NameNuOncology
            2022          Labs, Inc.
January
Page 3 31, 2022 Page 3
FirstName LastName
Our officers, directors and principal stockholders own a large percentage of our issued and outstanding shares, page 9

7. We note your disclosure that, as of October 31, 2021, your officers, directors, and principal stockholders were deemed to be the beneficial owners of approximately 83.5%
         of your issued and outstanding shares of common stock. Please tell us how you calculated this percentage or revise your disclosure as appropriate. Please also indicate, if true, that the holders of the Series A preferred stock could determine the outcome of any actions that require stockholder approval as a result of the 1,000 votes attributed to each share of
         Series A preferred stock, including any proposed business combination. Management's Discussion and Analysis or Plan of Operation, page 11

8. Please include a management's discussion and analysis of the financial condition and results of operations for the interim periods included in your filing. Refer to Item 303(c)
         of Regulation S-K.
Liquidity and Capital Resources, page 12

9. Please provide the analysis required by Item 303(b)(1) of Regulation S-K. Your analysis in this regard should address how you intend to fund the expenses to be incurred for filing periodic reports and implementing disclosure controls and procedures that you disclose may be as high as $70,000 annually.
Directors and Executive Officers, page 13

10. For your director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that such person should serve as a director. Please also
         disclose your director   s principal occupations and employment during
the past five years
         specifying the periods your director held such positions. Please refer to Item 401(e) of
         Regulation S-K.
Executive Compensation, page 14

11. Please update your disclosure in this section for your last completed fiscal year. Refer to
         Item 401(m) of Regulation S-K.
Recent Sales of Unregistered Securities, page 15

12. We note your disclosure on page 32 that, on October 22, 2021, the Company issued
         500,000 shares of common stock and 500,000 shares of Series A preferred stock to Small
         Cap Compliance, LLC. Please refer to Item 701 of Regulation S-K and provide all required disclosures in this section.
 Rhonda Keaveney
FirstName  LastNameRhonda Keaveney
NuOncology   Labs, Inc.
Comapany
January 31,NameNuOncology
            2022          Labs, Inc.
January
Page 4 31, 2022 Page 4
FirstName LastName
Consolidated Financial Statements
Note 1 - Organization and Description of Business, page 30

13. We reference the disclosure throughout your filing that NuOncology Labs, Inc. operated as commercial laboratory and provided predictive chemosensitivity and immunotherapy predictive tests on biopsy tissues and other oncological laboratory testing services and products until it was abandoned in October of 2021. Please clarify whether there was any operations related to the commercial laboratory business during the periods presented and, if so, why that activity is not included in the audited or interim financial statements.
         Please also address whether there were any assets or liabilities associated with this business prior to its abandonment.
Item 15. Financial Statements and Exhibits, page 33

14. Please file your certificate of incorporation as currently in effect and any amendments thereto as exhibits to your filing. Please ensure that your exhibits also include the appropriate instrument which evidences the rights of the Series A preferred stock.
General

15. Please note that pursuant to Exchange Act Section 12(g)(1), this registration statement on
         Form 10 becomes effective automatically 60 days after its initial filing. At that time, you will then be subject to the reporting requirements of the Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the
         Form 10. If you are voluntarily filing this Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10.
         You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letters.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kristin Lochhead at (202) 551-3664 or Jeanne Baker at
(202) 551-
3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at
(202) 551-
3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences